

Mail Stop 3030

July 6, 2017

Via E-mail
Bruce Chalmers
Chief Financial Officer
Milacron Holdings Corp.
10200 Alliance Road, Suite 200
Cincinnati, Ohio 45242

>  **Re:** **Milacron Holdings Corp.**
>  **Form 10-K for the Fiscal Year Ended December 31, 2016**
>  **Filed February 28, 2017**
>  **Form 8-K filed April 27, 2017**
>  **File No. 001-37458**

Dear Mr. Chalmers:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7 . Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2016 and 2015

Net Sales, page 31

1.  We note that you disclose changes in net sales excluding the effects of foreign currency movements. In future filings, please revise your discussion to also disclose the process for calculating net sales excluding foreign currency movements. Refer to Question 104.06 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Liquidity and Capital Resources, page 40

2.      We note from your disclosures on page 72, that as of December 31, 2016, you had foreign earnings of approximately $102.5 million that you intend to indefinitely reinvest abroad.  To enhance an investor's understanding of your liquidity, please revise future filings to disclose the amount of cash and cash equivalents held by foreign subsidiaries and quantify any amounts that would not be available for use in the United States without incurring U.S income taxes. Also provide a discussion of any known trends, demands or uncertainties relating to your liquidity as a result of your policies of indefinitely reinvesting earnings outside the United States. Refer to Item 303(a)(1) of Regulation S-K.

Item 8.  Financial Statements and Supplementary Data, page 52

Note 15 – Business Segment Information, page 85

3.      We note that a significant portion of your revenues and long-lived assets are included in the "Rest of World" geographic area. Please revise future filings to separately disclose revenues and long-lived assets for any individual foreign countries that are material. Refer to FASB ASC 280-10-50-41.

Form 8-K filed April 27, 2017

Exhibit 99.1

4.      We note that in the 2017 First Quarter Overview section of your earnings release you disclose the change in the non-GAAP measures, sales on a constant currency basis and adjusted EBITDA, but you did not disclose the change for the most directly comparable GAAP measure with greater or equal prominence.  Please revise your non-GAAP presentations in future filings to comply with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

5.      We note that you present the non-GAAP measure called free cash flow.  However, you have not provided the required reconciliation to the most directly comparable GAAP measure as well as the other disclosures required by Item 10(e) of Regulation S-K. Please revise future filings to provide all of the disclosures required by Item 10(e)(1)(i)(A) through (D) of Regulation S-K for each non-GAAP measure you present. Also refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery